Kris Wild
Direct Telephone: 512-660-8038.
E-mail :kwild@moderncap.com

July 1, 2024

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Office of Filings, Information & Consumer Service

Re: Modern Capital Funds Trust (the "Trust")
    Fidelity Bond Filing Pursuant to Rule 17g-1

Dear Sir/Madam:

This letter is being transmitted by the Trust pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), and hereby provides the following in connection with the Trust's fidelity bond (the "Bond"):

- A copy of the current Bond covering the Trust, which includes a statement regarding the period for which premiums have been paid; and
- A certificate of the Secretary of the Trust containing the resolutions of the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act), approving the amount, type, form, and coverage of the Bond, and a statement as to the period for which premiums have been paid.

Pursuant to Rule 17g-1, please be advised that the $13,126 premium associated with the Bond has been paid for the April 29, 2024, to April 29, 2024, policy year.

If you have any questions, please give me a call at 512-660-8038.

Very truly yours,

/s/ Kris Wild
Kris Wild
Treasurer, Principal Accounting Officer, Principal Financial Officer,
and Secretary



SelectOne+®

Luke W McCarty
PO Box 2950
Hartford, CT 06104-2950
Phone: (646) 509-0520
Email: LMCCARTY@travelers.com

April 30, 2024

JAKE CAMILLIERE
WTW NORTHEAST INC
200 LIBERTY ST
NEW YORK, NY 10281

RE:	**Insured Name:**	MODERN CAPITAL FUNDS TRUST
	Binder Type:	Premium Only
	Product:	**INVESTMENT COMPANY BOND**
		IVBB-15001 (01-16)
	Bond Number:	108041858
	Bond Period:	April 29, 2024 to April 29, 2025
	Binder Expiration Date:	May 30, 2024

Dear JAKE CAMILLIERE:

On behalf of **Travelers Casualty and Surety Company of America** we are pleased to bind coverage for the following Insurance.

INVESTMENT COMPANY BOND:

Insuring Agreement	Single Loss Limit of Insurance	Single Loss Deductible Amount
A. FIDELITY		
Coverage A.1. Larceny or Embezzlement	$1,000,000	$0
Coverage A.2. Restoration Expenses	$1,000,000	$15,000
B. ON PREMISES	$1,000,000	$15,000
C. IN TRANSIT	$1,000,000	$15,000
D. FORGERY OR ALTERATION	$1,000,000	$15,000
E. SECURITIES	$1,000,000	$15,000
F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS	$1,000,000	$15,000
G. CLAIM EXPENSE	$25,000	$5,000
H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS	$25,000	$5,000
I. COMPUTER SYSTEMS		
Coverage I.1. Computer Fraud	$1,000,000	$15,000
Coverage I.2. Fraudulent Instructions	$1,000,000	$15,000
Coverage I.3. Restoration Expense	Not Covered	
J. UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000

If *"Not Covered"* is inserted opposite any specified Insuring Agreement above, or if no amount is included, in the Single Loss Limit of

Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

DISCOVERY PERIOD FOR BOND COVERAGE:

Additional Premium Percentage: 100% of the annualized premium

Additional Months: 12 months

TOTAL ANNUAL PREMIUM - $2,882.00

(Other term options listed below, if available)

PREMIUM DETAIL:

Term	Payment Type	Premium	Taxes	Surcharges	Total Premium	Total Term Premium
1 Year	Prepaid	$2,882.00	$0.00	$0.00	$2,882.00	$2,882.00

BOND FORMS APPLICABLE:

IVBB-15001-0116	Investment Company Bond Declarations
IVBB-16001-0116	Investment Company Bond

ENDORSEMENTS APPLICABLE:

IVBB-18024-0116	Ohio Cancelation, Termination, Change or Modification Endorsement
IVBB-19010-0116	Unauthorized Signature Endorsement
IVBB-19038-0422	Global Coverage Compliance Endorsement
IVBB-19044-0518	Automatic Increase In Insuring Agreement A.1. Single Loss Limit of Insurance Endorsement
IVBB-19045-0319	Replace General Agreement A. Organic Growth Endorsement
IVBB-19046-0919	Amend Limit Of Insurance Under This Bond And Prior Insurance Endorsement

CONTINGENCIES:

This binder is contingent on the acceptable underwriting review of the following information prior to the Binder expiration date.

None

This binder is a conditional binder, valid until May 30, 2024. This binder will expire on the noted date, at the noted time, unless the required underwriting information stated in the Contingencies section is provided to Travelers and then reviewed and accepted by Travelers prior to the noted expiration date and time.

This bond will not take effect unless Underwriting Information is received and satisfactorily reviewed by May 30, 2024 (Binder Expiration Date). If you do not submit the Underwriting Information on or before the Binder Expiration Date, no bond will be issued.

COMMISSION: 15.00%

NOTES:

NOTICES:

It is the agent's or broker's responsibility to comply with any applicable laws regarding disclosure to the bondholder of commission or other compensation we pay, if any, in connection with this bond or program.

Important Notice Regarding Compensation Disclosure

For information about how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: http://www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html

If you prefer, you can call the following toll-free number: 1-866-904-8348. Or you can write to us at Travelers, Agency Compensation, P.O. Box 2950, Hartford, CT 06104-2950.

Sincerely,

Luke W McCarty
Travelers Bond & Specialty Insurance

Modern Capital Funds Trust

Secretary's Certificate Regarding Fidelity Bond

The undersigned, Kristof Wild, the Secretary of Modern Capital Funds Trust, a Delaware Statutory Trust (the "Trust"), does hereby certify that:

i.   This certificate (this "Certificate") is being delivered to the Securities and Exchange Commission (the "SEC") in connection with the filing of the Trust's fidelity bond (the "Bond") pursuant to Rule 17g-1 of the Investment Company Act of 1940"), as amended (the "1940 Act"), and the SEC is entitled to rely on this Certificate for purposes of the filing.

ii.   The undersigned is the duly elected, qualified, and acting Secretary of the Trust, and has custody of the corporate records of the Trust and is a proper officer to make the certifications herein.

iii.   Attached hereto as Exhibit A is a copy of the resolutions made by the Board of Trustees, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act), approving the amount, type, form, and coverage of the Bond.

iv.   Premiums have been for period beginning April 29, 2024, and ending on April 29, 2025.

IN WITNESS WHEREOF, I have executed this certificate this 1st day of July, 2024.

/s/ Kris Wild
Kris Wild
Treasurer, Principal Accounting Officer, Principal Financial Officer,
and Secretary

Exhibit A

Approval of Fidelity Bond

RESOLVED, that the Adviser and the officers of the Trust, or any of them, are authorized to renew the fidelity bond written by Chubb Group of Insurance Companies (or such other reasonably qualified underwriter in the discretion of the Adviser and the officers of the Trust) in the aggregate amount required by Rule 17g-1 (the "Rule") (the "Bond") promulgated by the SEC under Section 17(g) of the Investment Company Act of 1940, as amended (the "1940 Act") to provide the Trust protection in the event of larceny or embezzlement by, among others, officers and employees of the Trust, provided that the Bond's terms and premium are substantially similar to the terms and premium of the Trust's fidelity bond expiring April 28, 2024;

FURTHER RESOLVED, that the officers of the Trust, or any of them, are authorized to make any and all payments and to do any and all other acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolution; and

FURTHER RESOLVED, that any and all actions previously taken by the officers of the Trust in connection with the renewal of the Bond are ratified.